UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number 0-50189

	A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance
with the Financial Reporting Requirements of ERISA	7 – 15

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ Thomas A. Kelly
Thomas A. Kelly
Senior Vice President
and Corporate Controller

Date:  June 25, 2009

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2008 and 2007

Additional information required for Form 5500
as of December 31, 2008

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007
3

Notes to Financial Statements	4 – 8

Additional Information *

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

*
 Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This additional information is the responsibility of the Plan's management. This additional information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph LLC
Philadelphia, Pennsylvania
June 22, 2009

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Net Assets Available for Benefits
	As of December 31,
ASSETS:	2008		2007
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$920,208		$1,120,169
AIM Dynamics Fund	204,270		477,367
T. Rowe Price Equity Income Fund	321,720		477,981
Vanguard 500 Index Fund	15,791,344	*	26,096,741	*
Vanguard Balanced Index Fund	4,562,522	*	6,137,223	*
Vanguard Explorer Fund	4,084,446	*	7,593,959	*
Vanguard Extended Market Index Fund	452,653		768,846
Vanguard International Growth Fund	3,168,351		6,462,270	*
Vanguard Total Bond Market Index Fund	4,638,676	*	4,019,070
Vanguard Morgan Growth Fund	168,545		145,672
Vanguard Target Retirement 2005 Fund	126,068		99,614
Vanguard Target Retirement 2010 Fund	330,891		321,039
Vanguard Target Retirement 2015 Fund	642,910		790,501
Vanguard Target Retirement 2020 Fund	159,951		29,767
Vanguard Target Retirement 2025 Fund	604,745		961,157
Vanguard Target Retirement 2030 Fund	179,518		54,827
Vanguard Target Retirement 2035 Fund	323,646		329,913
Vanguard Target Retirement 2040 Fund	12,445		4,884
Vanguard Target Retirement 2045 Fund	59,154		90,625
Vanguard Target Retirement 2050 Fund	7,622		524
Vanguard Target Retirement Income Fund	60,160		37,816
	36,819,845		56,019,965

Vanguard Retirement Savings Trust	22,699,234	*	20,147,465	*
Crown Holdings, Inc. Stock Fund	3,666,884	*	5,478,999	*
Participant Loans	1,391,199		1,391,439
Total investments	64,577,162		83,037,868

Receivables
Employer’s contributions	12,547		11,939
Participants’ contributions	72,053		66,923
Total receivables	84,600		78,862

Total assets	64,661,762		83,116,730

LIABILITIES:
Excess contributions payable	15,007
Net assets available for benefits	$64,646,755		$83,116,730

*     Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Changes in Net Assets Available for Benefits
	For the Years Ended December 31,
	2008	2007
(Reductions)/Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$2,259,948	$3,329,683
Interest income, participant loans	103,647	96,724
Net (depreciation)/appreciation in fair value of investments	(20,845,431)	2,190,865
Total investment (loss)/income	(18,481,836)	5,617,272
Contributions:
Employer	972,613	895,488
Participant	3,906,481	3,730,639
Total contributions	4,879,094	4,626,127

Other additions	129,517	-
Total (reductions)/additions	(13,473,225)	10,243,399

Deductions from Net Assets Attributed to:
Benefits paid to participants	4,867,908	6,965,875
Asset transfers out	105,109	-
Miscellaneous fees	23,733	24,863
Total deductions	4,996,750	6,990,738

Net (decrease) / increase	(18,469,975)	3,252,661

Net assets available for plan benefits:
Beginning of year	83,116,730	79,864,069
End of year	$64,646,755	$83,116,730

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan.  The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals.  Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees.  Generally, employees are eligible to participate in the Plan upon date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”).  The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period.  Contribution amounts are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan.  Basic contributions may be matched by the Company at various rates.  Supplemental contributions (where permitted) are not matched by the Company.  In addition, certain participants receive fixed contributions from the Company at varying rates.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document.  A participant becomes 100 percent vested after completing 4 or 5 years of credited service, as defined.

Participant Loans
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on loans outstanding as of December 31, 2008 range from 4.25% to 10.5%.  Principal and interest are paid ratably through monthly payroll deductions.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions.  Distributions to participants are generally paid in a lump sum.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture.  Total unallocated forfeitures, which will be used to reduce future Company contributions, were $171,680 and $23,337 at December 31, 2008 and 2007, respectively.  Forfeitures used to offset Company contributions in 2008 and 2007 totaled $852 and $0, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  For the 2008 and 2007 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the FSP.  For the 2008 and 2007 plan years, adoption of the FSP had an immaterial impact on the statements of net assets available for benefits as contract value approximated estimated fair value and had no effect on the statements of changes in net assets which historically have been presented on a contract value basis.

NOTE 3 – INVESTMENTS

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in value as follows:

	Year Ended December 31,
	2008	2007

Registered investment companies	$(19,410,177)	$1,145,771
Common stock fund	(1,435,254)	1,045,094
Net (depreciation)/appreciation in fair value of investments	$(20,845,431)	$2,190,865

All investments are participant-directed.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. Effective January 1, 2008, the Plan adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America.  The adoption of SFAS No. 157 had no effect on the financial statements, but expanded disclosure with respect to fair value measurements.  Fair value is defined as the price that would be received to sell an asset or to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that SFAS No. 157 establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value is based on significant unobservable inputs. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan.

	December 31, 2008 Fair Value Measurement Using
	Quoted prices in active markets for identical assets Level 1	Significant other observable inputs Level 2	Assets at Fair Value

Registered investment companies	$36,819,845		$36,819,845
Common stock fund	3,666,884		3,666,884
Common collective trusts		$22,699,234	22,699,234
Other		1,391,199	1,391,199

Total	$40,486,729	$24,090,433	$64,577,162

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security is traded.

The Vanguard Retirement Savings Trust is a common/collective trust that is valued based upon the unit value of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine that fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2008, the Plan did not have any assets or liabilities whose fair values were measured using Level 3 inputs.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund and issues loans to participants which are secured by the balance in the participant account. The common stock fund held approximately 191,000 and 214,000 shares of Crown Holdings, Inc. stock as of December 31, 2008 and 2007, respectively.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6 – PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 – TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(k). The Plan has been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – PLAN AMENDMENTS

The Plan was amended, effective May 1, 2007 to adopt IRS regulations regarding Roth participant contributions.

Additional Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2008

Crown Cork & Seal Company, Inc. Retirement Thrift Plan, EIN 23-1526444 Plan No. 105
Form 5500, Schedule H, Line 4i

	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$920,208
	AIM Dynamics Fund	Registered Investment Company	204,270
	T. Rowe Price Equity Income Fund	Registered Investment Company	321,720
*	Vanguard 500 Index Fund	Registered Investment Company	15,791,344
*	Vanguard Balanced Index Fund	Registered Investment Company	4,562,522
*	Vanguard Explorer Fund	Registered Investment Company	4,084,446
*	Vanguard Extended Market Index Fund	Registered Investment Company	452,653
*	Vanguard International Growth Fund	Registered Investment Company	3,168,351
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,638,676
*	Vanguard Morgan Growth Fund	Registered Investment Company	168,545
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	126,068
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	330,891
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	642,910
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	159,951
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	604,745
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	179,518
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	323,646
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	12,445
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	59,154
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	7,622
*	Vanguard Target Retirement Income Fund	Registered Investment Company	60,160
*	Vanguard Retirement Savings Trust	Common/Collective Trust	22,699,234
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	3,666,884
*	Participant Loans	Participant Loans (4.25% - 10.5%)	1,391,199
	Total Assets (Held at End of Year)		$64,577,162
*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.